# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Soren Acquisition Corp., CIK 0002086263
CUSIP: G8274J103
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 1000 Brickell Avenue, Ste 715 PMB 5203, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086431

## Reporting persons
- Soren Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,433,333; shared voting power 0; sole dispositive power 8,433,333; shared dispositive power 0; aggregate amount beneficially owned 8,433,333 (24.3% of the class)
- Arghavan Di Rezze: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,433,333; shared voting power 0; sole dispositive power 8,433,333; shared dispositive power 0; aggregate amount beneficially owned 8,433,333 (24.3% of the class)

## Item 1. Issuer
Name of issuer: Soren Acquisition Corp.
Address of issuer's principal executive offices: 1000 Brickell Avenue, Ste 715 PMB 5203, Miami, FL 33131.

## Item 2. Person Filing
Name of person filing:
This statement filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Soren Holdings LLC
(ii) Arghavan Di Rezze
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Soren Acquisition Corp., 1000 Brickell Avenue, Ste 715 PMB 5203, Miami, FL 33131.
Citizenship: Soren Holdings LLC is a Delaware limited liability company. Arghavan Di Rezze is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
8,433,333

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person. Soren Holdings LLC (the "Sponsor") holds 8,433,333 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), representing approximately 24.3% of the aggregate issued and outstanding Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), and Class B Ordinary Shares (collectively, the "Ordinary Shares"). The Class B Ordinary Shares are convertible into Class A Ordinary Shares of the Issuer automatically concurrently with or immediately following the consummation of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis (subject to adjustment), as described under the heading "Description of Securities" in the Issuer's Prospectus (File No. 333- 290780). The securities described above are held directly by the Sponsor and indirectly by Arghavan Di Rezze as the managing member of the Sponsor who holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Ms. Di Rezze disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein. The aggregate percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is calculated based upon 34,733,333 Ordinary Shares outstanding as of March 24, 2026, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 27, 2026.
Percent of class: 24.3
Sole power to vote or to direct the vote: 8,433,333
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,433,333
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Soren Holdings LLC: /s/ Arghavan Di Rezze, Arghavan Di Rezze, Authorized Person (04/15/2026)
- Arghavan Di Rezze: /s/ Arghavan Di Rezze, Arghavan Di Rezze, Authorized Person (04/15/2026)